

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2012

<u>Via E-mail</u>
Mr. Richard Pearce
President and Chief Executive Officer
DC Brands International, Inc.
9500 W. 49th Avenue, Suite D-106
Wheat Ridge, CO 80033

      Re: DC Brands International, Inc.
               Preliminary Information Statement on Schedule 14C
               Filed on March 28, 2012
               File No. 000-54031

Dear Mr. Pearce:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Jeffrey Riedler

               Jeffrey Riedler
               Assistant Director

cc: Leslie Marlow
        Gracin & Marlow LLP
        Mission Bay Office Plaza
        20283 State Road &, Suite 300
        Boca Raton, Florida 33498